UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 19, 2013

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Federal  Circuit  Court  rules  on  patent  litigation  involving

Prandin®  (repaglinide)

Bagsværd,  Denmark & Plainsboro, NJ 18  June 2013  – Today, the U.S. Court of Appeals for the Federal  Circuit partially affirmed a 2011  District Court decision,  with a 2-1 ruling  that a claim in a Novo Nordisk patent related to the use of repaglinide in combination with metformin for the  treatment of type 2 diabetes was invalid. This decision favors approval  and launch of a generic repaglinide product.

The Federal  Circuit   also reversed, with a unanimous 3-0 ruling,  the  District Court decision that Novo Nordisk had committed inequitable conduct during the time  the company attempted to acquire  the  patent.

Novo Nordisk continues  to  believe  in the validity of the  patent  and is reviewing the ruling. Novo Nordisk expects to  provide an update on  the case in connection  with  the announcement  of  the financial  results for the first six months of 2013 on 8 August 2013.

Novo Nordisk markets repaglinide under the trade name Prandin ®  and a fixed-dose repaglinide/metformin tablet under  the trade name PrandiMet ®  in  the  US. In 2012, sales of Prandin ®  and PrandiMet ®  in the  US amounted to 1.2 billion Danish  kroner (approximately  200 million USD).

Novo Nordisk is a global healthcare company with  90 years  of innovation and leadership in diabetes care. The company  also has leading positions  within  haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark,  Novo Nordisk  employs approximately 35,000 employees  in  75 countries,  and  markets its products in more than 180 countries.  Novo Nordisk’s  B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are  listed on the New York Stock  Exchange (NVO). For more information,  visit novonordisk.com.

Further information
Media:
Mike Rulis	+45 3079 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 240 2919	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 45 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 19, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer